PGIM Investments LLC

655 Broad Street – 17th Floor
Newark, New Jersey 07102

February 1, 2019

The Board of Trustees
Prudential Investment Portfolios 2
655 Broad Street—17th Floor
Newark, New Jersey 07102

Re:  PGIM Institutional Money Market Fund

To the Board of Trustees:

PGIM Investments LLC (PGIM Investments), has contractually agreed, through May 31, 2020, to limit Total Annual Fund Operating Expenses after fee waivers and/or expense reimbursements to 0.07% of the Fund’s average daily net assets. This contractual waiver excludes interest, brokerage, taxes (such as income and foreign withholding taxes, stamp duty and deferred tax expenses), acquired fund fees and expenses, extraordinary expenses, and certain other Fund expenses such as dividend and interest expense and broker charges on short sales. Fees and/or expenses waived and/or reimbursed by PGIM Investments may be recouped by PGIM Investments within the same fiscal year during which such waiver and/or reimbursement is made if such recoupment can be realized without exceeding the expense limit in effect at the time of the recoupment for that fiscal year. This waiver may not be terminated prior to May 31, 2020 without the prior approval of the Fund’s Board of Trustees.

Very truly yours,

PGIM INVESTMENTS LLC
By:/s. Scott E. Benjamin
Name:Scott E. Benjamin
Title:Executive Vice President